Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
CarMax, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 of CarMax, Inc. and subsidiaries (the Company) of our reports dated May 12, 2006, with respect to the consolidated balance sheets of the Company as of February 28, 2006 and 2005, and the related consolidated statements of earnings, shareholders’ equity and cash flows for each of the fiscal years in the three-year period ending February 28, 2006, the related financial statement schedule, management’s assessment of the effectiveness of internal control over financial reporting as of February 28, 2006 and the effectiveness of internal control over financial reporting as of February 28, 2006, which reports appear in the February 28, 2006 annual report on Form 10-K of the Company.

/s/ KPMG LLP

Richmond, Virginia
July 7, 2006